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                              April 21, 2021

       James Standen
       Chief Financial Officer
       Compass Minerals International, Inc.
       9900 West 109th Street, Suite 100
       Overland Park, Kansas 66210

                                                        Re: Compass Minerals
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-31921

       Dear Mr. Standen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 39

   1. Please discuss and analyze your financial condition and changes in your financial condition.
Specifically, discuss and analyze material changes to your balance sheet, including your increase
in inventories as sales declined and discuss material events and uncertainties that may
impact your future financial condition. Refer to Item 303(a) of
                                                        Regulation S-K.
       Investments, Liquidity, and Capital Resources, page 45

   2. Disclose your planned capital expenditure for 2021 so that an investor is aware of the estimated cash outlay.
Please also disclose any trends or significant fluctuations for each type of capital
expenditure. Refer to Item 303 of Regulation S-K.
 James Standen
FirstName   LastNameJames   Standen
Compass Minerals   International, Inc.
Comapany
April       NameCompass Minerals International, Inc.
       21, 2021
April 221, 2021 Page 2
Page
FirstName LastName
Financial Statements
j. Property, Plant and Equipment, page 64

3. You disclose on page 21 that the Brazilian government ratified the United Nations
         Minamata Convention on Mercury. Provide us with your analysis of your asset retirement obligation related to the environmental remediation, decommissioning or retirement of your Igarassu facility in Brazil. Please also provide us with your analysis of your asset retirement obligations at your other properties and how you assessed materiality for your asset retirement obligations. Refer to ASC 410.
4. You disclose in your fourth quarter earnings release on February 16, 2021, that you initiated a strategic separation of the South American assets into two businesses, chemicals and specialty plant nutrition, with the intention of enabling a targeted and efficient sales process. Please tell us the following:

                When you initially committed to a plan to sell the South American assets;
                Whether you evaluated the carrying value of the asset groups that comprise the South
              American businesses for recoverability during the fourth quarter of fiscal 2020.
              Refer to ASC 360-10-35-21(f); and
                How you reached the conclusion that these assets should not be classified as held-for-
              sale as of December 31, 2020 pursuant to the guidance in ASC 360-10-45-9.
Note 2. Summary of Significant Accounting Policies
g. Accounts Receivable and Allowance for Doubtful Account, page 64

5. You disclose in a risk factor on page 25 that you extend trade credit to customers in the
         U.S. and throughout the world, in some cases for extended periods of time. In Brazil, where there are fewer third-party financing sources available to farmers, you also have
         several programs under which you guarantee customers    financing from
financial
         institutions that they use to purchase your products. You also disclose that "If these customers are unable to repay the trade credit from us or financing from their financial institutions, the results of our operations could be adversely affected." Please tell us the following:

                The amount of trade credit you granted for extended periods of time;
                The amount of guaranteed customer financing from financial institutions used to purchase your products in Brazil; and
                The amount of credit losses from these programs.


Note 5. Inventories, page 71

6. You disclose that during the third quarter of 2020 you identified an error in the valuation of bulk SOP stockpile inventory at your Ogden facility when one of its stockpiles was
 James Standen
Compass Minerals International, Inc.
April 21, 2021
Page 3
         largely depleted, which resulted in an estimated overstatement of inventories of
         $7.4 million. You evaluated the error and believe it is not material to any previous period and recorded this additional expense to product cost within the Plant Nutrition North
         America segment during 2020. Please address the following:

                Tell us the amount of the overstated inventories for each quarter;
                Tell us the quarter that you recorded the additional expense; How you concluded that the error was not material to any previous period; and
                How you concluded that you maintained effective internal control over financial reporting as of December 31, 2020.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJames Standen                               Sincerely,
Comapany NameCompass Minerals International, Inc.
                                                              Division of
Corporation Finance
April 21, 2021 Page 3                                         Office of Energy
& Transportation
FirstName LastName